UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Core-Mark Holding Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

218681104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218681104

1		NAME OF REPORTING PERSONS Intrepid Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 293,680
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 293,680
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,680 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 11,331,256 shares outstanding as of October 31, 2011.

CUSIP No. 218681104

Item 1(a).	Name of Issuer:

Core-Mark Holding Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

395 Oyster Point Boulevard, Suite 415, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Intrepid Capital Management, Inc. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1400 Marsh Landing Pkwy, Suite 106, Jacksonville Beach, FL 32250

Item 2(c).	Citizenship:

The Reporting Person is a Florida corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

218681104

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

CUSIP No. 218681104

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 293,680

(b)	Percent of Class: 2.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 293,680

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 293,680

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this statement are beneficially owned by one or more investment companies or other managed accounts that are investment management clients of the Reporting Person.  The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement.  Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement.  The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

CUSIP No. 218681104

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2012
INTREPID CAPITAL MANAGEMENT, INC.

By:         /s/ Donald C. White
Donald C. White
Chief Financial Officer and Chief
Compliance Officer